UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2018

Date:	July 13, 2018
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division / Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the fiscal year ended March 31, 2018

(1) Operating results

(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2018	2017

Total revenue	5,194,107	4,187,473

Income before income tax expense	1,661,819	272,543

Net income attributable to Mitsubishi UFJ Financial Group	1,228,160	202,680

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	92.40	14.93

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	92.10	14.68

Notes:

1. Comprehensive income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2018 and 2017 were ¥1,453,005 million and ¥178,971 million, respectively.

2. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2018	2017
Common stock	13,291,842	13,574,314

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2018	2017
Total assets	300,570,312	297,185,019

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,970,182	13,985,532

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2018	2017
Net cash provided by (used in) operating activities	(563,836)	690,429
Net cash provided by investing activities	3,244,016	4,840,400
Net cash provided by financing activities	9,362,206	9,145,300
Cash and cash equivalents at end of period	75,873,456	64,019,219

Note:

As a result of adopting new guidance on restricted cash retrospectively, the consolidated statements of cash flows for the fiscal year ended March 31, 2017 was revised.

Please refer to the page 5 “Accounting Changes” for the details of the revision.

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s consolidated financial information under U.S. GAAP that is included in the Company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about the Company, including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and U.S. GAAP financial data and related issues.

The Company’s financial information for reporting in Japan and for Japanese bank regulatory purposes is prepared in accordance with Japanese GAAP. U.S. GAAP differs in certain respects from Japanese GAAP and accounting principles generally accepted in other jurisdictions.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the Company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the Company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the Company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the Company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, failure to achieve or delay in the Company’s business strategy, malfunctions and deficiencies in our IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, the Disclosure Book, the Annual Report, the Form 20-F and other current disclosures that the Company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2018	2017
Assets:
Cash and due from banks	32,648,387	25,682,741
Interest-earning deposits in other banks	43,209,662	38,327,029
Call loans and funds sold	896,360	704,237
Receivables under resale agreements	5,725,921	8,188,146
Receivables under securities borrowing transactions	9,268,756	11,002,724
Trading account assets	35,186,689	41,320,049
Investment securities:
Available-for-sale securities—carried at fair value	39,504,698	39,090,099
Held-to-maturity securities—carried at amortized cost	3,582,941	3,587,321
Other investment securities	566,610	556,161

Total investment securities	43,654,249	43,233,581

Loans, net of unearned income, unamortized premiums and deferred loan fees	117,035,895	118,214,972
Allowance for credit losses	(764,124)	(1,182,188)

Net loans	116,271,771	117,032,784

Premises and equipment—net	1,013,588	994,271
Accrued interest	324,624	281,752
Customers’ acceptance liability	183,084	156,208
Intangible assets—net	1,011,119	1,020,359
Goodwill	441,334	450,143
Deferred tax assets	68,704	76,452
Other assets	10,666,064	8,714,543

Total assets	300,570,312	297,185,019

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	24,406,759	23,098,886
Interest-bearing	125,195,310	121,741,545
Overseas offices:
Non-interest-bearing	5,455,677	6,387,219
Interest-bearing	40,616,847	39,173,973

Total deposits	195,674,593	190,401,623

Call money and funds purchased	2,452,543	1,974,977
Payables under repurchase agreements	18,134,594	17,693,415
Payables under securities lending transactions	8,170,218	5,549,004
Due to trust account	3,386,158	3,335,155
Other short-term borrowings	6,881,124	7,969,521
Trading account liabilities	12,222,331	18,790,133
Obligations to return securities received as collateral	3,176,962	3,516,232
Bank acceptances outstanding	183,084	156,208
Accrued interest	165,921	147,351
Long-term debt	27,069,556	26,131,527
Other liabilities	7,407,413	6,755,165

Total liabilities	284,924,497	282,420,311

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,740,165	5,956,644
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	4,945,733	3,931,612
Accumulated other comprehensive income, net of taxes	2,477,315	2,281,423
Treasury stock, at cost	(522,872)	(513,988)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,970,182	13,985,532
Noncontrolling interests	675,633	779,176

Total equity	15,645,815	14,764,708

Total liabilities and equity	300,570,312	297,185,019

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,
(in millions of yen)	2018	2017
Interest income:
Loans, including fees	2,271,219	2,023,649
Deposits in other banks	126,608	78,735
Investment securities:
Interest	198,715	235,638
Dividends	145,186	135,506
Trading account assets	432,595	455,860
Call loans and funds sold	10,808	11,023
Receivables under resale agreements and securities borrowing transactions	73,885	50,356

Total	3,259,016	2,990,767

Interest expense:
Deposits	514,868	347,430
Call money and funds purchased	5,248	1,791
Payables under repurchase agreements and securities lending transactions	165,512	100,796
Due to trust account	109	207
Other short-term borrowings and trading account liabilities	93,535	61,137
Long-term debt	249,483	258,278

Total	1,028,755	769,639

Net interest income	2,230,261	2,221,128
Provision for (reversal of) credit losses	(240,847)	253,688

Net interest income after provision for (reversal of) credit losses	2,471,108	1,967,440

Non-interest income:
Fees and commissions income	1,462,792	1,414,893
Foreign exchange losses—net	(49,561)	(134,885)
Trading account losses—net	(73,114)	(639,184)
Investment securities gains—net	286,903	281,158
Equity in earnings of equity method investees—net	227,984	197,821
Gains on sales of loans	16,109	13,286
Other non-interest income	63,978	63,617

Total	1,935,091	1,196,706

Non-interest expense:
Salaries and employee benefits	1,099,493	1,096,797
Occupancy expenses—net	179,100	176,819
Fees and commission expenses	297,847	273,675
Outsourcing expenses, including data processing	276,236	258,345
Depreciation of premises and equipment	96,180	99,774
Amortization of intangible assets	234,376	227,942
Impairment of intangible assets	21,900	5,803
Insurance premiums, including deposit insurance	91,847	91,881
Communications	58,067	55,274
Taxes and public charges	90,210	94,047
Impairment of goodwill	—	6,638
Provision for (reversal of) off-balance sheet credit instruments	(96,054)	106,556
Other non-interest expenses	395,178	398,052

Total	2,744,380	2,891,603

Income before income tax expense	1,661,819	272,543
Income tax expense	407,823	94,453

Net income before attribution of noncontrolling interests	1,253,996	178,090
Net income (loss) attributable to noncontrolling interests	25,836	(24,590)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	1,228,160	202,680

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	92.40	14.93
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	92.10	14.68

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the fiscal years ended March 31,
(in millions of yen)	2018	2017
Net income before attribution of noncontrolling interests	1,253,996	178,090
Other comprehensive income (loss), net of tax:
Net unrealized gains on investment securities	230,308	12,961
Net debt valuation adjustments	(2,178)	(8,552)
Net unrealized losses on derivatives qualifying for cash flow hedges	(7,025)	(13,245)
Defined benefit plans	109,838	103,572
Foreign currency translation adjustments	(104,778)	(143,210)

Total	226,165	(48,474)

Comprehensive income	1,480,161	129,616

Net income (loss) attributable to noncontrolling interests	25,836	(24,590)
Other comprehensive income (loss) attributable to noncontrolling interests	1,320	(24,765)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	1,453,005	178,971

Loans

	As of March 31,
(in millions of yen)	2018	2017
Impaired loans	1,331,123	1,715,850
Other than impaired loans	115,704,772	116,499,122

Total	117,035,895	118,214,972

Allowance for credit losses

	As of March 31,
(in millions of yen)	2018	2017
Related to impaired loans	494,326	882,208
Related to other than impaired loans	269,798	299,980

Total	764,124	1,182,188

Reclassifications of Consolidated Financial Statements

Certain reclassifications have been made to the consolidated financial statement for the fiscal year ended March 31, 2017 to conform to the presentation for the fiscal year ended March 31, 2018, which include the reclassifications of long-term repurchase agreements from “Long-term debt” to “Payables under repurchase agreements” in the consolidated balance sheet, and the related interest expense from “Long-term debt” to “Payables under repurchase agreements and securities lending transactions” within interest expense in the consolidated statements of income.

Accounting Changes

The MUFG Group early adopted new guidance on restricted cash retrospectively. The adoption of the guidance resulted in reclassification of restricted cash balances into cash and cash equivalents on the consolidated statements of cash flows. In addition, the MUFG Group included cash and due from banks and interest-earning deposits in other banks in cash and cash equivalents in the consolidated statements of cash flows, resulting in interest-earning deposits in other banks no longer being reflected in investing activities. Upon adoption, the MUFG Group recorded an increase of ¥5,235 million in Net cash provided by operating activities, and a decrease of ¥2,407,935 million in Net cash provided by investing activities for the fiscal year ended March 31, 2017 retrospectively.